UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Icagen, Inc.

(Name of Subject Company)

Icagen, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Class of Securities)

P. Kay Wagoner, Ph.D.

Chief Executive Officer and President

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements Items 3, 4 and 8 and the Section 14(f) Information Statement filed as Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2011, as amended by Amendment No. 1 filed with the SEC on August 16, 2011 and Amendment No. 2 filed with the SEC on August 18, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Icagen, Inc., a Delaware corporation (“Icagen”). The Schedule 14D-9 relates to the cash tender offer by Eclipse Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of Icagen common stock at a price per share of $6.00, net to the holder thereof in cash, without interest thereon, subject to any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated August 3, 2011, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)

by revising the fourth sentence of the 2nd paragraph under the heading “(a) Agreements Between Icagen and its Executive Officers and Directors” immediately following the subheading “Cash Payable for Outstanding Shares Pursuant to the Offer” to insert the phrase “as of July 20, 2011” so that it reads as follows:

“Venrock Associates and Venrock Associates II, L.P. (together referred to as “Venrock”), and each of the executive officers and directors of Icagen, who own an aggregate of 496,265 shares of Icagen common stock as of July 20, 2011, have entered into Tender and Voting Agreements with the Purchaser and Pfizer dated as of the date of the Merger Agreement pursuant to which, among other things, Venrock and such executive officers and directors have agreed to tender into the Offer all shares of Icagen common stock owned by them, subject to specific exclusions set forth in such agreements, and not to withdraw any such shares previously tendered.”

(ii)

by revising the first sentence of the 4th paragraph under the heading “(b) Arrangements with the Purchaser and Pfizer” immediately following the subheading “Tender and Voting Agreements” to insert the phrase “as of July 20, 2011” so that it reads as follows:

“Venrock and each of the executive officers and directors of Icagen, who beneficially own an aggregate of 496,265 shares of Icagen common stock as of July 20, 2011, have each entered into a Tender and Voting Agreement with Pfizer and the Purchaser dated as of the date of the Merger Agreement pursuant to which Venrock and each such executive officer and director has agreed to tender into the Offer all shares of Icagen common stock beneficially owned or acquired by each such person, subject to certain limited exceptions, and not to withdraw any such shares previously tendered.”

(iii)	by revising the 9th paragraph under the heading “(b) Arrangements with the Purchaser and Pfizer” to insert the phrase “as of August 3, 2011” so that it reads as follows:

“Ownership of Icagen Common Stock. The Offer to Purchase states that as of August 3, 2011, Pfizer and the Purchaser beneficially own 1,563,280 shares of Icagen common stock, which includes 496,265 shares of common stock subject to the Tender and Voting Agreements.”

(iv)	by inserting the following paragraph after the 13th paragraph under the heading “(b) Arrangements with the Purchaser and Pfizer”:

“Retention Agreements between Purchaser, Pfizer and members of Icagen’s Management Team. There have been no negotiations or discussions between any members of Icagen’s management team, including Dr. Wagoner, on the one hand, and the Purchaser or Pfizer, on the other hand, regarding retention agreements with such members of Icagen’s management team.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)	by revising the third sentence of the 6th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“While six of these parties expressed preliminary interest in engaging in discussions regarding a potential collaboration, merger or acquisition of a particular asset or capability of the Company, each of these companies either failed to submit an indication of interest or suggested a transaction on terms where the parties were unable to agree on relative valuation of the companies.”

(ii)	by revising the second sentence of the 9th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“These discussions included conversations with Dr. Charles Sanders, Chairman of the Company’s Board, J.P. Morgan and the Company’s outside counsel at Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”).”

(iii)	by adding the following sentence to the end of the 21st paragraph under the heading “(b) Background of the Transaction”:

“These conversations contemplated whether Pfizer’s most recent offer truly represented Pfizer’s best and final offer or whether the Company might be able to obtain a higher price through further negotiations with Pfizer.”

(iv)	by revising the fifth sentence of the 25th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“J.P. Morgan then made a detailed presentation regarding valuation, which presentation included substantially the same valuation materials as J.P. Morgan presented in its final presentation to the Icagen Board on July 19 described below under “Opinion of Icagen’s Financial Advisor.” The J.P. Morgan presentation also included several analyses that considered the sensitivity of the results to changes in various assumptions as well as the impact of potential future dilutive equity financings.”

(v)	by revising the seventh sentence of the 25th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“The board determined that the expression of interest from Company A was not competitive with the proposed transaction with Pfizer because (i) representatives of Company A indicated to J.P. Morgan that Company A’s potential premium would likely be in the range of 20%–40% of the Company’s unaffected stock price, and was necessarily subject to change due to the preliminary nature of the expression of interest as well as Company A’s views regarding limiting Icagen’s pro forma ownership, and (ii) Company A’s offer was not for a cash transaction.”

(vi)	by revising the second sentence of the 45th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“In addition, on July 12, July 14 and July 18, Dr. Wagoner and Mr. Giordano spoke to resolve key open issues in the negotiation of the Merger Agreement by WilmerHale and Ropes & Gray, including the provisions of the Merger Agreement relating to the exercise of the Board’s fiduciary duties, Pfizer’s request for a closing condition regarding maximum transaction fees and the proposed amendment to the Collaborative Research and License Agreement to defer milestone payments during the period of the Offer.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by replacing the existing disclosure below the heading “(b) Legal Proceedings” in its entirety with the following:

“Ten putative stockholder class action complaints have been filed in the Delaware Court of Chancery by stockholders of the Company: Michael Rauscher v. Icagen, Inc., et. al. (filed July 22, 2011), Denise R. Cooper v. P. Kay Wagoner, et. al. (filed July 22, 2011), Michael Peters v. Icagen, Inc., et. al. (filed July 22, 2011), Kenneth S. Cucchia v. Icagen, Inc., et. al. (filed July 22, 2011), Michael Dabah v. Icagen, Inc., et. al. (filed July 25, 2011), Dimitri Arges v. Charles A. Sanders, et. al. (filed July 25, 2011), Iroquois Master Fund Ltd. v. Charles A. Sanders, et. al. (filed July 26, 2011), Leland Boyette v. Icagen, Inc., et. al. (filed July 27, 2011), Thomas Hollinshead and David Pill v. Icagen, Inc., et. al. (filed July 27, 2011) and Gary Pawlovich v. Charles A. Sanders, et. al. (filed August 2, 2011) (collectively, the “Stockholder Actions”). The Stockholder Actions each name Pfizer, Icagen, and the current members of the board of directors of Icagen as defendants. All of the Stockholder Actions with the exception of Iroquois Master Fund also name Eclipse Acquisition Corp. as a defendant. Further, Rauscher, Arges, Iroquois Master Fund, Boyette and Pawlovich also name Dennis B. Gillings, a former director of Icagen, as a defendant. On August 8, 2011, the plaintiffs filed two Amended Complaints, a Motion For Expedited Proceedings and a Motion For Preliminary Injunction. In their filings, the plaintiffs assert that the members of the Board breached their fiduciary duties to Icagen’s stockholders by entering into the merger via a flawed process and at an unfair price that does not reflect the value of the Company. The plaintiffs also allege that the Merger Agreement contains preclusive deal protection devices including a no solicitation provision, termination fee, top-up option, and matching rights. Finally, the plaintiffs assert that the Schedule 14D-9 issued by the Company concerning the Offer and the Merger is materially incomplete and misleading.

Each Stockholder Action seeks, among other relief, an injunction preventing completion of the merger, as well as costs and attorneys’ fees in connection with each such litigation. The Company believes the Stockholder Actions are without merit and intends to vigorously defend against them. There can be no assurance, however, that the Company will be successful in its defense.”

Section 14(f) Information Statement

The Information Statement attached as Annex I to the Schedule 14D-9 is hereby amended to insert the phrase “as of July 20, 2011” in two instances such that the 2nd footnote to the table under the heading “Beneficial Ownership of Icagen Common Stock” in the section beginning on page I-3 captioned “CERTAIN INFORMATION CONCERNING ICAGEN” shall be replaced with the following:

“(2)	The board of directors of Pfizer Inc. has the ultimate voting and dispositive power with respect to the shares of other companies owned by Pfizer Inc., subject in the case of shares of Icagen held by Pfizer Inc, to the voting arrangement set forth in the purchase agreement entered into between the parties in August 2007, as amended on July 20, 2011. The members of the board of directors of Pfizer Inc. disclaim beneficial ownership of the shares of Icagen that are owned by Pfizer Inc. Does not include 496,265 shares, as of July 20, 2011, subject to the Tender and Voting Agreements with Purchaser and Pfizer dated as of the date of the Merger Agreement (the “Tender and Voting Agreements”) pursuant to which, among other things, Venrock Associates and Venrock Associates II, L.P. (together referred to as “Venrock,” of which Anthony Evnin, a director of Icagen, is a partner), and the executive officers and directors of Icagen have agreed to tender into the Offer all shares of Icagen common stock beneficially owned by them, subject to specific exclusions set forth in such agreements, and not to withdraw any such shares previously tendered. If the 496,265 shares, as of July 20, 2011, subject to the Tender and Voting Agreements are included in the shares beneficially owned by Pfizer Inc., the number of shares beneficially owned by Pfizer Inc. is 1,563,280 and its beneficial ownership of our common stock is 17.7%. For more information relating to the Tender and Voting Agreements, see “Item 3.—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Purchaser and Pfizer” in the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ P. Kay Wagoner, Ph.D.
Name:	P. Kay Wagoner, Ph.D.
Title:	Chief Executive Officer and President

Date: August 19, 2011